Mail Stop 4561

June 24, 2009

By U.S. Mail and facsimile to (858) 309-6977.

Mr. Paul Grinberg
Executive Vice President, Chief Financial Officer and Treasurer
Encore Capital Group, Inc.
8875 Aero Drive, Suite 200
San Diego, CA 92123

> **Re: Encore Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 11, 2009**
> **File No. 000-26489**

Dear Mr. Grinberg:

We have reviewed your correspondence filed with the Commission on May 14, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please refer to our previous comment 2 in our letter dated April 29, 2009. While you have asserted that you are not subject to Article 9 because you do not engage in material lending and deposit activities, you state that your balance sheet and income statement presentations are consistent with the information you believe is important to investors. It appears that your primary business is the acquisition of receivables at a discount and the servicing and collection of receivables to earn a spread over the funding cost of your notes payable. Further, your statement that your normal operating cycle is beyond one year and your core revenue is derived

from the collection of accounts and not from a sale or service further supports the applicability of Article 9 to your financial statements. Accordingly, please revise your Consolidated Statements of Operations for each period to comply with Article 9. To the extent you continue to believe Article 9 does not apply to your business, please revise your Consolidated Statements of Financial Condition and your Consolidated Statements of Operations to comply fully with Article 5.

2.   Please refer to our previous comment 4 in our letter dated April 29, 2009. We note that the bankruptcy services revenues compose a small percentage of approximately 5% and 6%, respectively, of the Company's consolidated net income and revenue for the year ended December 31, 2008. However, your reported revenues generated from this activity were $15.0 million, $12.5 million and $15.7 million for the periods ended December 31, 2008, 2007 and 2006, respectively, and these revenues comprised approximately 47%, 53% and 38% of your net income before taxes for the periods ended December 31, 2008, 2007 and 2006, respectively. Therefore, disclosure of your revenue recognition policies related to these activities appears warranted since these revenue stream represent a material contributor to your financial results. Therefore, please revise your future filings to provide all of the information previously requested and provide us with your proposed disclosures.

3.   Please address the following related to our previous comment 8 in our letter dated April 29, 2009 regarding the potential impairment of your forward flow asset:

   a. Tell us in detail and briefly disclose how you considered the guidance of paragraphs 7-9 of SFAS 144 in evaluating this asset for impairment. Clearly identify how your estimates of future cash flows were affected by the FTC litigation and subsequent cessation of asset purchases from Jefferson Capital.

   b. In your response, you state that you believe it is more likely than not that you will be successful in your litigation against Jefferson Capital. Please tell us the authoritative literature you relied on in determining that the cash flows received from the successful resolution of litigation should be included in your estimate of the recoverability of this asset. Specifically, tell us how you determined it was appropriate to consider the successful resolution of litigation or arbitration in estimating the sum of the undiscounted cash flows expected to result from the use or sale of the asset pursuant to paragraph 7 of SFAS 144.

   c. Please tell us whether you consider this asset as held for use.

Mr. Paul Grinberg
Encore Capital Group, Inc.
June 24, 2009
Page 3

4.   Please address the following related to our previous comment 8 in our letter dated
      April 29, 2009:

      a. Please revise to clearly disclose the valuation model and key assumptions you
          used to determine the fair value of the forward flow asset for impairment
          testing purposes.

      b. Clearly identify the extent of any changes made to those assumptions at the
          time you learned of the FTC litigation regarding Jefferson Capital. To the
          extent your assumptions were changed to reflect the deferral or cessation of
          certain cash flow streams, clearly discuss that fact. Quantify the impact of
          such changes on the asset's valuation.

      c. You state that in the event you are unsuccessful in your litigation against
          Jefferson Capital, you will resume purchasing receivables from them. Please
          tell us how you considered the legal expenditures incurred in determining the
          estimated future cash flows related to this asset. Please tell us the nature of all
          future cash flows estimated for the purposes of evaluating this asset for
          impairment and how you considered these cash flows in concluding the
          forward flow asset was not impaired.

5.   Please refer to our previous comment 11 in our letter dated April 29, 2009. Please
      tell us the following information related to your hedges:

      a. We note that the interest rate on your revolving credit facility varies and that
          the company has an option of what rate it pays, either interest at a floating rate
          equal to (a) reserve adjusted LIBOR plus a spread that ranges from 225 to 275
          basis points, depending on the Company's leverage; or (b) the higher of the
          federal funds rate then in effect plus a spread of 50 basis points or the prime
          rate plus a spread that ranges from 25 to 75 basis points. Please tell us how
          you have considered this optionality when determining that these hedging
          relationships met the criteria of paragraph 28(c) of SFAS 133 to qualify as a
          cash flow hedge.

      b. Please tell us whether you have elected to pay the higher of the federal funds
          rate then in effect plus a spread of 50 basis points or the prime rate plus a
          spread that ranges from 25 to 75 basis points in the past, or intend to elect this
          option in the future. If so, please tell us how you concluded that this rate
          constitutes a benchmark interest rate.

      c. In your response, you state that the hedges pay variable interest payments
          based on the one month LIBOR. However, the rate paid on your debt varies
          based on your leverage, which does not fluctuate in response to market
          interest rates. Please tell us how you concluded that the basis for interest

payments is the same for both the hedging instrument and the hedged item and therefore met the criteria of paragraph 28(d) of SFAS 133 to qualify as a cash flow hedge. Additionally, please tell us how you considered this feature in assessing your hedges for ineffectiveness.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

Any questions regarding these comments may be directed to Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief